VIA EDGAR and FACSIMILE (202-772-9205)

January 26, 2010

Peggy Fisher Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3030 Washington, DC 20549

Re:	China Electric Motor, Inc.
Registration Statement on Form S-1
File No. 333-162459

Dear Ms. Fisher:

Roth Capital Partners, LLC and WestPark Capital, Inc. (together, the “Underwriters”) respectfully joins the request of China Electric Motor, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-162459, as amended, to 4:30pm Eastern time on Thursday, January 28, 2010 or as soon thereafter as practicable.

In addition, the Underwriters hereby provide the Staff with supplemental information regarding the distribution of the preliminary prospectus dated January 11, 2010 as filed with the Commission on January 11, 2010.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus:  January 11, 2010

(ii) Dates of distribution:  January 11, 2010 to January 26, 2010

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished:  4

(iv) Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue:  approximately 2,031

In addition to the foregoing, the undersigned (x) distributed on January 11, 2010 an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,		Very truly yours,
ROTH CAPITAL PARTNERS, LLC		WESTPARK CAPITAL, INC.

By:	/s/ Aaron M. Gurewitz	By:	/s/ Richard Rappaport
Aaron M. Gurewitz		Richard Rappaport
Head of Equity Capital Markets		Chief Executive Officer

cc:	Tom Jones, Securities and Exchange Commission
Thomas J. Poletti, Esq., K&L Gates LLP
Melissa A. Brown, Esq., K&L Gates LLP